SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                            FORM 6-K

                    REPORT OF FOREIGN ISSUER
            PURSUANT TO RULA 13a-16 OR 15d-16 OF THE
                SECURITIES EXCHANGE ACT OF 1934

                         May 30, 2000

                       CREO PRODUCTS INC.
     (Exact name of Registrant as specified in its charter)

                        3700 Gilmore Way
                  Burnaby, B.C. Canada V5G 4M1
            (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F     x          Form 40-F
                  ---                      ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes            No     x
           ---            ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.)

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Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibits:

Exhibit
Number                  Description of Exhibits
----------              ---------------------------

Creo Products Inc.      Material Change Report under
                     Section 85(1) of the Securities Act (British
                     Columbia) and Material Change Report under
                     Section 75(2) of the Securities Act (Ontario) On Form 27, filed on May 31, 2000 with the British Columbia Securities Commission, Province of British Columbia, Canada and the Ontario Securities Commission, Province of Ontario, Canada.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         CREO PRODUCTS INC.


                         BY:  /s/ Mark Dance
                              ----------------------------------
                         Name:  Mark Dance
                         Title: Executive Vice President


Date: May 31, 2000

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                     EXHIBIT 1 TO FORM 6-K

Creo Products Inc. Material Change Report under Section 85(1) of the Securities Act (British Columbia) and Material Change Report under Section 75(2) of the Securities Act (Ontario) on Form 27, filed on May 31, 2000 with the British Columbia Securities Commission, Province of British Columbia, Canada and the Ontario Securities Commission, Province of Ontario, Canada.

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                             FORM 27
        MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE
               SECURITIES ACT (BRITISH COLUMBIA)
                  MATERIAL CHANGE REPORT UNDER
         SECTION 75(2)  OF THE SECURITIES ACT (ONTARIO)

1.   Reporting Issuer

     CREO PRODUCTS INC. ("Creo")
     3700 Gilmore Way
     Burnaby, British Columbia
     V5G 4M1

2.   Date of Material Change

     May 30, 2000

3.   Press Release

     Date of Issuance:   May 31, 2000
     Place of Issuance:  Vancouver, British Columbia

4.   Summary of Material Change

     Creo Products Inc. (NASDAQ: CREO;TSE: CRE) ("Creo") announced the acquisition of Intense Software Inc., a Vancouver-based software development company. The acquisition of the Intense Software assets - in exchange for US $16 million in combined cash and stock - gives Creo exclusive rights to technologies and products that will complement CreoScitex systems. CreoScitex is the principal operating division of Creo and focuses on the graphic arts industry.

5.   Full Description of Material Change

     Creo Products Inc. ("Creo") has closed an acquisition of substantially all of the assets and undertaking of Intense Software Incorporated, a Vancouver-based software development company pursuant to an asset purchase agreement made as of May 19, 2000 among the Company, Intense Software Incorporated, Vince Lebow and Chris Boothroyd (founders of Intense Software). The aggregate acquisition price paid by Creo is approximately
     (US) $16 million, partial consideration for which was satisfied by the issuance of 467,654 common shares of Creo at a deemed price per share of
     (US)$32.075 and payment of approximately (US) $1 million in cash. Creo also assumed certain trade payables related to the business of Intense Software.

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     Founded in 1995, Intense Software develops and markets software for graphic designers, business users, and printing professionals. The company also custom-engineers software under contract for several industry-leading companies. Through this acquisition, Creo will gain access to the existing network of over 50 of Intense Software distributors and resellers in North America, Europe, the Pacific Rim, Japan, and Latin America. Intense Software products help users add value to all aspects of the creation process. Several content-modification plug-in products are of particular interest for ongoing application in the graphic arts industry through
     CreoScitex:

     PDF Seps2Comp  An Adobe(R) Acrobat(R) plug-in for converting separated PDF files to composite PDF files

     Powertone      An Adobe PhotoShop(R) plug-in for creating stunning duotones

     Silvertone     An Adobe PhotoShop plug-in for creating spot metallic
                    separations

     Kimbo An Adobe Illustrator(R) plug-in for simplifying the creation of difficult and time-consuming artwork

     Curvius        An Adobe Illustrator plug-in for cleaning up vector art

     Intense has performed custom software engineering for industry-leading companies involved in prepress and print-production. Through this work and other development, the team has developed core expertise in PostScript, PDF, and color conversion.

6. Reliance on Section 85(2) of the Securities Act (British Columbia)/Section 75(3) of the Securities Act (Ontario)

     Not applicable.

7.   Omitted Information

     Not applicable.

8.   Senior Officers

     For further information contact:

     Thomas Kordyback
     Creo Products Inc.
     3700 Gilmore Way
     Burnaby, BC
     V5G 4M1

     Telephone:     (604) 451-2743
     Facsimile:     (604) 419-4724

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-3-

9.   Statement of Senior Officer

    The foregoing accurately discloses the material change referred to herein.

DATED at Burnaby, British Columbia this 31st day of May, 2000.

                              CREO PRODUCTS INC.

                              Per: /s/Mark Dance
                                   --------------------
                                  (Authorized Signatory)

                                   Mark Dance
                                   Executive Vice President, Creo Products Inc.
                                  (Print Name and Title)